                                                                    Exhibit 99.1

Contacts:
Peter C. Gonze
Senior VP, Operations & Investor Relations
AltaRex Corp.
(781) 672-0138  ext. 239
www.altarex.com / info@altarex.com

FOR IMMEDIATE RELEASE/CONFERENCE CALL TO FOLLOW
-----------------------------------------------

       ALTAREX TO PRESENT NEW OVAREX(TM) DATA FUNDAMENTAL TO TUMOR KILLING

          -FINDINGS ADDRESS IMPORTANCE OF HAMA RESPONSE IN REGISTRATION TRIALS -


WALTHAM, WA, MAY 12, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF) announced that it will present new data at tomorrow's Immunology 2000 meeting (The American Association of Immunologists and the Clinical Immunology Society Joint Annual Meeting) elucidating the mechanism by which the Company believes OvaRex(TM) MAb induces tumor killing through interaction with human-anti-mouse-antibodies
(HAMA). The data further help to explain a key observation, the beneficial association of therapeutic activity and the presence of a substantial HAMA, in the Company's ongoing controlled trials to register OvaRex(TM) MAb in North America and Europe.

AltaRex scientists will present human in vitro data demonstrating that OvaRex(TM) antibody complexes with CA125, a well established ovarian cancer tumor associated antigen, and that immune system binding of these complexes is dramatically enhanced in the presence of HAMA. Further, the resulting immune response is shifted from a "helper" toward a cytotoxic T cell response, which is considered more favorable for mounting an effective anti-tumor attack.

"These new findings are extremely important in the context of our ongoing registration trials where approximately half of all patients receiving active agent are generating substantial HAMA responses," commented Christopher Nicodemus, MD, Senior Vice President of Clinical Research and Development at AltaRex. "The studies also add enormous support to our understanding of mechanism and to the value of our intellectual property portfolio, the subject of a recently announced issued patent and a patent allowance."


                                     -MORE-

                                                         ...page 2, May 12, 2000


The reported results amplify the Company's understanding of immunological mechanisms previously observed in OvaRex(TM) treated patients, where extended survival is related to CA 125-specific B and T cell activation and to the level of CA 125 at the time of first injection. Further, an interim analysis of AltaRex's lead OvaRex(TM) trial indicated preliminary evidence of a beneficial effect in patients who demonstrated a strong HAMA response. An association between HAMA and survival has already been reported in earlier OvaRex(TM) trials and in the published literature.

 "We now have a greater understanding of how patients who mount HAMA responses may have augmented tumor immunity," continued Dr. Nicodemus. "This appears to be based on the ability of HAMA to more effectively present the AIT(R) antibody-tumor antigen complex to antigen presenting cells, specifically dendritic cells in the experimental system described at the meeting. In other reported studies of murine antibodies, the presence of strong HAMA can be associated with toxicities we have not experienced in over 400 OvaRex(TM) treated patients to date, rather than our observed beneficial effect, making our findings extremely exciting, even unexpected, from a scientific and clinical perspective."

Also, AltaRex will now initiate clinical site approvals and patient treatment as the protocol for the previously announced new, well-controlled OvaRex(TM) trial has cleared the thirty-day U.S. Food and Drug Administration (FDA) review period. The new trial is expected to provide important data in support of the Company's registration plan in the U.S. and Europe. Importantly, this controlled active treatment trial will focus in part on patient HAMA response and efficacy and will again make OvaRex(TM) MAb available to cancer patients, as all of the other studies have been enrolled.

Richard Bagley, President & CEO of AltaRex Corp. and Christopher Nicodemus, M.D. will host a conference call today which will also be broadcast live over the internet to update you on Company activities and to answer questions.

         WHEN:        11:00 a.m. Eastern Time

         WHERE:       www.altarex.com or call toll free:  1-888-303-1861

AltaRex Corp. is an antibody-based company focused on the development and commercialization of cancer therapeutics. The Company's proprietary platform technology, Antibody-based ImmunoTherapy, or AIT(R), is designed to enhance the ability of the human immune system to produce its own anti-tumor response. In addition to OvaRex(TM) MAb, which is in late-stage clinical development, the Company has identified four additional product candidates for clinical evaluation.


                                     -MORE-

                                                         ...page 3, May 12, 2000


Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective and early clinical trial results, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


               THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR
                DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

                                       ###